Mr. Bradley Ecker

Mr. Sergio Chinos, Page 1 of 2

January 31, 2022

VIA EDGAR TRANSMISSION

Bradley Ecker

Sergio Chinos

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BellRing Distribution, LLC

Amendment No. 1 to Registration Statement on Form S-4 and Form S-1

Filed on January 24, 2022

File No. 333-261873

Dear Mr. Ecker and Mr. Chinos:

Set forth below are the responses of BellRing Distribution, LLC (“New BellRing” or the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated January 28, 2022 (the “Comment Letter”) on the Company’s Amendment No. 1 (“Amendment No.1”) to the Registration Statement on Form S-4 and Form S-1 (the “Registration Statement”) filed with the Commission on January 24, 2022. In connection with this letter, an amendment to the Registration Statement (“Amendment No. 2”) has been submitted to the Commission on the date hereof.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the Company’s response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the clean copy of Amendment No. 2. Capitalized and other terms used but not defined herein shall have the same meaning set forth in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-4 and Form S-1

General

1.

Please revise this Amendment No.1 to the Registration Statement on Form S-4 and Form S-1, to comply with our comments issued on Amendment No. 1 to the Registration Statement on Form S-4, file no. 333-261741, filed on January 21, 2022.

Response: We respectfully acknowledge the Staff’s comment and advise that we have revised the Registration Statement to comply with the Staff’s comments issued on Amendment No.1 to the Registration Statement on Form S-4, file no. 333-261741, as applicable.

We have revised the disclosure on page 44 of Amendment No. 2 to clarify the necessity of the adjustment to reverse the tax liability under the existing tax receivable agreement.

Mr. Bradley Ecker

Mr. Sergio Chinos, Page 2 of 2

We thank you for your attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (314) 644-7622 or by email at diedre.gray@postholdings.com.

Sincerely,

Diedre Gray Secretary

cc:	Securities and Exchange Commission Beverly Singleton Kevin Woody Bradley Ecker Sergio Chinos